EXHIBIT 99.1

Caledonia Mining Corporation Plc: Result of Placing

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

FURTHER, THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER OF SECURITIES IN ANY JURISDICTION.

ST HELIER, Jersey, March 24, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce that, further to the announcement made at 7.05 a.m. today regarding the Fundraise (the “Launch Announcement”), it has raised, subject to certain conditions, approximately £8.7 million (approximately US$10.6 million) before expenses under the Placing. The Placing received strong support from new and existing institutional investors. As announced in the Launch Announcement, it is expected that the Zimbabwe Placing will remain open until 12.00 p.m. on 31 March 2023 and a further announcement will be made in respect thereof in due course.

A total of 781,749 Placing Shares have been placed with domestic and international institutional and sophisticated investors, conditional on Admission, at the Placing Price. Cenkos, Liberum, and Standard Bank acted as joint bookrunners in relation to the Placing.

The net proceeds of the Fundraise, together with the Company's existing cash reserves and the future cash to be generated from its ownership of the producing and cash generative Blanket Mine and from the Bilboes oxide operation, will strengthen the Company’s balance sheet and provide the Company with working capital flexibility to accelerate planned work at the three new gold projects it is currently undertaking in Zimbabwe.

Caledonia Mining Corporation Plc, Chief Executive Officer, Mark Learmonth, commented:

“This modest fund raise allows us to accelerate progress on our very attractive package of exploration and development assets in Zimbabwe. In addition, I am pleased to see a range of institutional investors who support Caledonia’s long-term vision join the share register.”

Director / PDMR Dealing

Mark Learmonth, Chief Executive Officer, and Toziyana Resources Limited (“Toziyana Resources”), a company affiliated with Victor Gapare, executive Director of the Company, have conditionally subscribed for 3,587 Placing Shares and 11,000 Placing Shares respectively, both at the Placing Price. The resultant interests in shares of Mark Learmonth and Victor Gapare are as follows:

Director	Common Shares held prior to Placing	Percentage interest prior to Placing	Number of new Common Shares allocated pursuant to Placing	Number of Common Shares held immediately after Admission	Percentage interest immediately after Admission
Mark Learmonth	181,397	1.05%	3,587	184,984	1.02%
Victor Gapareˆ	2,279,074	13.19%	11,000	2,290,074	12.68%

ˆ Victor Gapare is the settlor of the trust which owns Toziyana Resources and is therefore considered to be interested in such Common Shares

Mark Learmonth and Victor Gapare are both considered to be “Persons Discharging Managerial Responsibility” within the meaning of the MAR (“PDMRs”) and copies of notification forms are included below.

Admission, settlement and dealings

An application has been made to the London Stock Exchange (“LSE”) for 781,749 Placing Shares to be admitted to trading on AIM (“Admission”), with Admission expected to occur at 8.00 a.m. on 30 March 2023. The Placing Shares will rank pari passu with the Common Shares in the Company, with settlement scheduled for 30 March 2023.

Following the issue of the 781,749 Placing Shares, the Company will have a total of 18,065,061 Common Shares in issue, all of which have voting rights. The figure of 18,065,061 Common Shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change their interest in, the Company.

Other than where defined, capitalised terms used in this announcement have the meanings given to them in the Launch Announcement.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Bookrunner) Adrian Hadden Neil McDonald George Lawson	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 207 397 8966

Liberum Capital Limited (Joint Bookrunner) Scott Mathieson Kane Collings Lucas Bamber	Tel: +44 20 3100 2000

The Standard Bank of South Africa Limited (Joint Bookrunner) Sthembiso Majola Anders Alfredson	Tel: +27 11 344 5891 Tel +44 203 1675174

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 242 745 119
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 7780 2131 Tel: +263 (242) 745 119/33/39

IMPORTANT NOTICES

This announcement is not for publication or distribution, directly or indirectly, in or into the United States of America. This announcement is not an offer of securities for sale into the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.

Cenkos and Liberum are authorised and regulated by the Financial Conduct Authority (the "FCA") in the United Kingdom and are acting exclusively for the Company and no one else in connection with the Bookbuilding process and the Placing will not regard anyone (including any Placees) (whether or not a recipient of this Announcement) as a client, and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Bookbuild and/or the Placing or any other matters referred to in this Announcement.

Standard Bank is acting exclusively for the Company and no one else in connection with the Bookbuild and the Placing, and will not regard anyone (including the Placees) (whether or not a recipient of this document) as a client in relation to the Placing, and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients, nor for providing advice, in relation to the Bookbuild and/or the Placing or any other matter referred to in this Announcement.

Forward-looking statements

This announcement may include certain "forward-looking statements" and "forward-looking information" under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterised by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include that all required third party regulatory and governmental approvals will be obtained. Many of these assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions and other risk factors discussed or referred to in this announcement and other documents filed with the applicable securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

General

Neither the content of the Company's website (or any other website) nor any website accessible by hyperlinks on the Company's website (or any other website) or any previous announcement made by the Company is incorporated in, or forms part of, this Announcement.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Learmonth
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Depositary interests representing common shares of no par value
	Identification code	JE00BF0XVB15
b)	Nature of the transaction	Purchase of Placing Shares
c)	Price(s) and volumes(s)	Price(s)	Volume(s)
		£11.15	3,587
d)	Aggregated information	N/A single transaction
	Aggregated volume	N/A single transaction
	Price	N/A single transaction
e)	Date of the transaction	24 March 2023
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Victor Gapare through Toziyana Resources Limited
2	Reason for the notification
a)	Position/status	Executive Director
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Depositary interests representing common shares of no par value
	Identification code	JE00BF0XVB15
b)	Nature of the transaction	Purchase of Placing Shares
c)	Price(s) and volumes(s)	Price(s)	Volume(s)
		£11.15	11,000
d)	Aggregated information	N/A single transaction
	Aggregated volume	N/A single transaction
	Price	N/A single transaction
e)	Date of the transaction	24 March 2023
f)	Place of the transaction	Outside of a trading venue